News Release

TSX Trading Symbol: BZA

AMERICAN BONANZA PROJECT UPDATE

October 13, 2006 – American Bonanza Gold Corp. (TSX: BZA, Frankfurt: AB2) (“Bonanza”) is pleased to provide an update on work programs at its projects. Bonanza continues drilling at its properties, most of which host gold resources. Bonanza geologists believe that these properties have the potential for the delineation of mineable gold deposits. Bonanza continues to aggressively develop these exciting projects in its mission to become a high grade gold producer based in stable areas of Canada and the United States. Bonanza is currently starting up drilling programs on its properties that total over 22,000 meters in about 100 drill holes which will be conducted over the next six months.

Bonanza’s strategy of acquiring advanced stage gold properties in mining friendly areas of Canada and the western US has resulted in a portfolio of high potential properties which Bonanza is exploring and developing. At Copperstone, Bonanza this year announced high grade resources that will become subject of a feasibility study upon successful completion of the resource expansion drilling campaign currently underway. Several other properties contain significant gold resources and are being drilled to advance the properties toward feasibility. Exciting discoveries have been made on three earlier stage exploration properties and exploration on these properties will continue.

Copperstone

Bonanza recently started a substantial drilling program designed to expand the high grade gold resources at the 100% owned Copperstone gold project in Arizona.

Ten targets will be drilled within 1,000 meters of the Copperstone mine workings and the known resources. Phase I of the drilling campaign is an initial test at each of ten targets, consisting of an estimated 35 holes with a total length of 9,000 meters. Bonanza’s geologists estimate completion of Phase I drilling by March 2007.

A total of 10 Phase I drill holes have been completed with a total length of 3,000 meters. Favorable alteration and lithology have been encountered on a geophysical anomaly that overlies the southeastern extension of the Copperstone fault, the main host to gold mineralization. Assay results will be announced when received, and first results are expected within a month. Phase II drilling will follow up positive results encountered during the Phase I campaign.

This year Bonanza announced National Instrument 43-101 compliant resources based on its 2005 drilling campaign. Using a 5.1 gram per tonne cutoff grade, Copperstone contains an Indicated resource of 959,000 tonnes grading 10.6 grams per tonne and a Measured resource of 10,400 tonnes grading 20.9 grams per tonne gold. These Measured and Indicated resources total 970,000 tonnes grading 10.7 grams per tonne gold, containing 336,000 ounces of gold. This is in addition to 189,000 tonnes grading 10.9 grams per tonne gold, containing 66,000 ounces of gold in the Inferred category. The objective of the current drilling is to expand the resources at Copperstone in advance of a feasibility study to prepare for production. A map of the drilling is available on Bonanza’s website at:
http://www.americanbonanza.com/i/maps/copperstone_2006_dt_map.gif

Fenelon

Bonanza plans to begin drilling at the 100% owned Fenelon Project, located in northern Quebec, by January 2007. This second phase of drilling at the Discovery Zone will follow up the new gold zones and extensions discovered during Phase I drilling.

Highlights from Phase I of the drill program include drill hole FA-06-297 which intersected an 11.5 meter zone grading 15.65 grams per tonne gold as previously announced. FA-06-297 offset a high grade part of the Discovery Zone and confirms the high grade and continuity of the Discovery Zone.

Drill hole FA-270 discovered a new parallel gold zone about 500 meters west of the Discovery Zone as previously disclosed. The drill hole encountered a 1 meter zone grading 14.5 grams per tonne gold within a three meter zone grading 6.2 grams per tonne gold. This new gold zone is hosted by a structure that is parallel to, and 100 meters south of, the Discovery Zone structure. This is a Phase II drill target with exciting potential to discover additional high grade gold resources.

During Phase I drilling a total of 42 holes with a combined length of 13,200 meters was drilled to explore for down dip and strike extensions of the Discovery Zone and test for continuity of mineralization. The drilling accomplished these goals by increasing the size of the deposit down dip and by discovering new parallel gold zones while confirming the continuity of gold mineralization

Phase II drilling is expected to continue until March, 2007 and consist of 10 drill holes with a combined length of 3,000 meters. Phase II will follow up the successful results of Phase I, and will begin to quantify the significance of the recently discovered mineralized zones.

La Martiniere

Bonanza reported in September 2006 that its Phase I drill results indicate a continuous 1.3 kilometer long zone of high grade gold mineralization at the 100% owned La Martiniere property in northern Quebec. This gold zone remains open along strike and down dip, with little drilling below 100 meters from surface. The property is located between Fenelon and the multi-million ounce Detour Lake Gold Mine. All three properties lie along the same regional structural break.

During the Phase I campaign, drill hole MD-06-09 intercepted a 1.6 meter zone grading 18.45 g/t gold. This hole was drilled near the eastern end of the current drilling. Drill hole MD-06-05 intercepted a 1.1 meter zone grading 13.45 g/t gold within a 7.1 meter zone grading 3.78 g/t gold. This hole is located between drill holes over 400 meters apart containing high grade gold mineralization. Drill hole MD-00-28 contains a 1.5 meter zone grading 17.1 g/t gold and is located on the western extremity of existing drilling, all as previously announced.

The Phase I drill program consists of 9 drill holes completed with a total length of 1,400 meters. This drilling was designed to expand the known mineralized zones and indicate the size potential of this mineralized system. The Phase I drilling program was very successful in fulfilling these goals.

This large high grade gold mineralized system remains open along strike and down dip. Phase II drilling is scheduled to begin in January and continue through March, consisting of 12 drill holes with a total length of 2,400 meters. This drilling will explore the currently open gold zones down dip and along strike. The Phase II campaign will also begin establishing tons and grade of the gold zones, and is expected to continue through the second quarter of 2007. To view a map describing the drilling results announced, please visit:
http://www.americanbonanza.com/i/maps/martiniere/martiniere_plan_map.gif

Northway

The Northway property is located in Quebec, 25 kilometers south of Matagami. The property consists of 227 claims covering 3,600 hectares. The Northway property lies one kilometer along strike to the east of Agnico Eagle’s Vezza deposit and may be a continuation of the same gold zone.

Bonanza controls 75% of the Northway property, which contains a historic resource of 18.2 million tones grading 1.48 grams per tonne gold, containing 866,000 ounces of gold. Within this resource, significant higher grade zones are present. The resource remains open along strike and down dip in several areas.

Bonanza plans an estimated 5,000 meters of Phase I drilling in 25 drill holes along the Northway gold zone beginning in December and continuing through March. The Phase I drilling program will test for resource expansion potential, and will provide confirmation of the historic resources. Following completion of Phase I and Phase II drilling, a new resource that will focus on the higher grade zones, and is compliant with National Instrument 43-101, will be calculated.

Northshore

Northshore is an exploration project discovered in the 1990’s that is located 70 kilometers west of the Hemlo Gold deposit in Ontario on the same structural break. The property hosts strong gold mineralization and was drilled by Noranda Inc. and Cyprus Minerals. A total of 3,600 meters of drilling in 27 drill holes has been completed by previous workers. This drilling has identified at least 4 parallel gold zones containing significant high grade zones of gold mineralization within a lower grade envelope. NI 43-101 compliant resource estimates have not yet been completed at this exciting exploration property.

Bonanza will begin drilling at the 100% owned Northshore property in November, continuing until January 2007. Bonanza’s initial drilling will explore for extensions of known gold zones down dip and along strike and test adjacent zones that have not been drill tested. The drilling is expected to consist of 14 drill holes with a combined length of 3,000 meters.

Other

Bonanza is currently reviewing several other properties it controls, with a view towards unlocking the value of these high potential properties. These properties warrant exploration and development programs, and include the base metal discovery on the northern portion of the Fenelon property (see company news release dated April 25, 2006) the large low grade Taurus property and the Gold Bar property in Nevada.

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is well financed with no long-term debt. For additional information please visit our website at: www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. The resources quoted for the Northway property were estimated prior to enactment of National Instrument 43-101 and are therefore historic in nature and not compliant with National Instrument 43-101 policies, and therefore the public should not rely on these resource estimations. Note that several quantities in this news release will not add up in detail due to rounding of the numbers. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:	OR:
Longview Strategies Incorporated	Giulio T. Bonifacio, Director
Attention: Michael Rodger	Phone: 604-699-0023
Phone: 604-681-5755
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com